Exhibit 99.2

POSTMEDIA NETWORK CANADA CORP.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2016 AND 2015

Approved for issuance: July 7, 2016

JULY 7, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three and nine months ended May 31, 2016 and 2015 and the annual audited consolidated financial statements and related notes for the years ended August 31, 2015, 2014 and 2013. The interim condensed consolidated financial statements of Postmedia for the three and nine months ended May 31, 2016 and 2015 and the annual audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements. These statements are subject to a number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013.  In addition, we are subject to the risk that the proposed Recapitalization Transaction as defined later in “Recent Developments” will not be completed on the terms described or at all and the anticipated benefits and consequences may not be achieved. Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements. Such statements reflect management’s current views and are based on certain assumptions. They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on such forward-looking statements. No forward-looking statement is a guarantee of future results. We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements of Postmedia for the three and nine months ended May 31, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.

This management’s discussion and analysis is dated July 7, 2016 and does not reflect changes or information subsequent to this date. Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Operating Income before Depreciation, Amortization, Impairment and Restructuring

We use as an additional IFRS measure, operating income before depreciation, amortization, impairment and restructuring, as presented in the interim condensed consolidated statement of operations for the three and nine months ended May 31, 2016 and 2015, to assist in assessing our financial performance. Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results and to assess Postmedia’s ability to incur and service debt. In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions. Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similarly titled measures presented by other companies.

Overview and Background

Our business consists of news and information gathering and dissemination operations, with products offered in local, regional and major metropolitan markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these distribution platforms provides audiences with a variety of media through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider. We are the largest publisher by circulation of daily newspapers in Canada, according to Newspapers Canada’s 2015 Circulation Data Report. Postmedia has the highest weekly print readership of daily newspapers in Canada, based on Vividata Fall 2015 survey data.

For financial reporting purposes we have one operating segment, the Newsmedia segment, which publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com and canoe.com websites, each newspaper’s online website and Infomart, our media monitoring service.

Recent Developments

As announced on April 7, 2016 management, as overseen by an independent special board committee, was reviewing alternatives to improve our operations, capital structure and financial liquidity. On July 7, 2016 we announced a proposed recapitalization transaction (the “Recapitalization Transaction”) as described below.

We will redeem $77.8 million aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) at par, plus accrued interest, from proceeds from the Recapitalization Transaction resulting in a total of $225.0 million 8.25% First Lien Notes outstanding. In addition, the maturity date of the First-Lien Notes will be extended to July 15, 2021 and will include semi-annual mandatory principal redemptions equal to 50% of excess cash flow with a minimum of $10.0 million annually. The First-Lien Notes are and will continue to be secured on a first priority basis by substantially all of the assets of the Postmedia (“First-Lien Notes Collateral”).

Our 12.5% Senior Secured Notes due 2018 (“Second-Lien Notes”) together with all interest accrued from and after July 15, 2016, will be exchanged for Class C voting shares and/or Class NC variable voting shares (the “Shares”) of the Postmedia that will represent approximately 98% of the Shares outstanding upon completion of the Recapitalization Transaction. Accrued interest due on July 15, 2016 will be paid in cash upon completion of the Recapitalization Transaction. In addition, we will issue $115.5 million of second-lien secured notes which will be denominated in equivalent US dollars due July 15, 2023 (“New Second-Lien Notes”). The New Second-Lien Notes will bear interest at 10.25% cash interest or 11.25% paid-in-kind interest, at our option subject to the conditions of no cash interest for the first three years unless the aggregate amount of First Lien Notes, together with any other first lien debt, is $112.5 million or less. The New Second-Lien Notes will be secured on a second priority basis by the First-Lien Notes Collateral.

The Recapitalization Transaction will be implemented by way of a corporate plan of arrangement (a “Plan of Arrangement”) under the Canada Business Corporations Act and is expected to be completed by the end of September 2016. We will continue to operate the business and satisfy obligations to trade creditors, customers and employees, including pension and benefit plans, in the ordinary course of business. We do not expect the Recapitalization Transaction to result in any cash taxes however, it is anticipated the settlement of the Second-Lien Notes will result in debt forgiveness for tax purposes that will be offset by previously unused non-capital losses.

In connection with the Recapitalization Transaction, we have entered into support agreements (the “Support Agreements”) with Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages, the holder of approximately 82% of the outstanding First Lien Notes, certain holders of approximately 80% of the outstanding Second Lien Notes (the “Ad Hoc Committee of Second-Lien Noteholders”) and certain holders of approximately 75% of outstanding Shares of Postmedia (the “Supporting Shareholders”). Pursuant to the Support Agreements, Canso, the Ad Hoc Committee of Second-Lien Noteholders and the Supporting Shareholders have agreed to support the Recapitalization Transaction.

The New Second-Lien Notes will be raised by way of an offering to holders of existing Second-Lien Notes, who will have the right to participate, to the extent permissible by law, on a pro-rata basis determined based on their holdings of Second-Lien Notes as at a record date to be determined.  The New Second-Lien Notes offering will be backstopped by certain holders of Second-Lien Notes in the Ad Hoc Committee of Second-Lien Noteholders (the “Backstop Parties”) pursuant to a backstop commitment letter (the “Backstop Commitment Letter”) entered into concurrently with the Support Agreements. In consideration for entering into the Backstop Commitment Letter, the Backstop Parties shall be entitled to receive a fee equal to the US dollar equivalent of $5.5 million, which shall be applied by the Backstop Parties to acquire additional New Second-Lien Notes which are included in the $115.5 million described above.

Any restricted cash, as described in note 5 of the interim condensed consolidated financial statements for the three and nine months ended May 31, 2016 and 2015, will be made available to us upon completion of the Recapitalization Transaction.

Existing shareholders will collectively own approximately 2% of the outstanding Shares of Postmedia upon completion of the Recapitalization Transaction. The dual class share structure of Postmedia will remain in place upon implementation of the Recapitalization Transaction.

Completion of the Recapitalization Transaction will be subject to, among other things, approval of the Plan of Arrangement by the holders of the First-Lien Notes and Second-Lien Notes at meetings expected to be held in August 2016, shareholder approval, approval of the Plan of Arrangement by the Ontario Superior Court of Justice and the receipt of all necessary regulatory and stock exchange approvals. If all requisite approvals are obtained, the Plan of Arrangement will bind all holders of First-Lien Notes, Second- Lien Notes and Shares of Postmedia.

In May 2016, we committed to a third party outsourcing contract for the production of the London Free Press newspaper. The print outsourcing agreement for the production of The London Free Press will begin in the early part of fiscal 2017.

During the three months ended May 31, 2016, we completed our annual impairment testing. In addition, during the six months ended February 29, 2016 as a result of the uncertainty of the print advertising market and the rapidly evolving digital advertising market, we performed an interim impairment test. Based on the impairment tests, we concluded that certain of our cash-generating unit’s recoverable amounts were less than their carrying value. As a result we recorded an impairment charge in the three and nine months ended May 31, 2016 of $20.0 million and $207.0 million, respectively. See note 7 of the interim condensed consolidated financial statements for the three and nine months ended May 31, 2016 and 2015 for more information on the impairment tests.

In July 2015, we announced a plan to undertake cost reduction initiatives targeted to deliver an estimated $50 million in annualized operating cost savings by the end of the fiscal 2017 (“Transformation Program”). In January 2016, the operating cost savings target was updated to $80 million. These cost reductions are expected to come from a combination of acquisition synergies and further reorganization of our operations. During the three months ended May 31, 2016 we implemented initiatives which are expected to result in an additional $9 million of net annualized cost savings under the Transformation Program. In total, we implemented net annualized cost savings of approximately $64 million, since the Transformation Program was announced in July 2015.

On February 29, 2016, we acquired the assets of Start23 Inc. for cash consideration of $1.0 million. The purchase includes the Ampifii software, which allows marketers to spread their content and message across a variety of networks and accordingly, the purchase price was allocated to intangible assets on the consolidated statement of financial position.

In February 2016, we filed our final claim under the Ontario Interactive Digital Media Tax Credit program for the period from September 1, 2012 to April 23, 2015 in the amount of $20.7 million. We will record the tax credit receivable and related recovery of expenses when there is reasonable assurance we have complied with the conditions of the program. On April 23, 2015, the Ontario Minister of Finance announced changes to the eligibility rules for the program that will make us ineligible in the future.

In January 2016, we entered into a marketing collaboration agreement (“Marketing Agreement”) with Mogo Finance Technology Inc. (“Mogo”). The Marketing Agreement provides us with revenue sharing and equity participation through warrants in Mogo in exchange for media promotional commitments over the next three years. As part of the Marketing Agreement, we paid $1.2 million for 1,196,120 five year warrants that entitled us to purchase common shares of Mogo at an exercise price of $2.96. Fifty percent of the warrants vest in equal instalments over three years and the remaining warrants vest in three equal instalments based on Mogo achieving certain quarterly revenue targets. In addition, Mogo paid a set-up fee of $1.2 million which will be recognized as revenue over the term of the agreement.

On October 16, 2014 we entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”) for an aggregate amount of up to $20.0 million. The ABL Facility matured on October 16, 2015 and was not replaced.

Events Impacting the Historical Interim Condensed Consolidated Financial Statements

On October 6, 2014, we entered into a purchase agreement with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”). As at the acquisition date of April 13, 2015, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital adjustment of $1.2 million (the “Sun Acquisition”). Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network. We financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of Postmedia (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of additional First-Lien Notes for proceeds of $140.0 million to an existing noteholder, Canso, acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, we issued subscription receipts (“Notes Subscription Receipts”) which were automatically exchanged for the additional First-Lien Notes on April 13, 2015. The Notes Subscription Receipts bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of Postmedia as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration.

The remaining financing for the Sun Acquisition was provided through the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash.

In October 2014, we received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the years ended August 31, 2011 and 2012 were eligible to be claimed. We refiled the tax return for the year ended August 31, 2012 to reflect the digital media tax credits and during the year ended August 31, 2015 received $17.8 million (including accrued interest of $0.5 million), related to this claim. The claim primarily related to previously recognized compensation expenses, and as a result we recorded the tax credit as a recovery of compensation expense, including an initial recovery of $13.8 million in the three months ended November 30, 2014 due to the estimation uncertainty associated with the claim process. In the three and nine months ended May 31, 2015, we received the proceeds from the claim and recorded a recovery of compensation expense of $3.5 million and $17.3 million, respectively, related to this claim.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, including All Access Subscriptions (across the four platforms of print, web, tablet and smartphone), single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue consists of revenue from national and local display advertising as well as digital classified advertising on our newspaper and other websites, including canada.com, canoe.com, revenue from e-Papers and Digital Access subscriptions, as well as subscription revenue generated through Infomart, our media monitoring service.

Print advertising revenue was $115.4 million and $369.1 million for the three and nine months ended May 31, 2016, representing 52.9% and 54.4%, of total revenue for such periods, respectively. Our major advertising categories consist of local, national, and inserts. These categories composed 53.1%, 23.1% and 22.1%, respectively, of total print advertising for the three months ended May 31, 2016, and 52.0%, 25.1% and 21.1%, respectively, of total print advertising for the nine months ended May 31, 2016.

Print advertising is influenced by both the overall strength of the economy and significant structural changes in the newspaper industry and media in general. The continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms including search and social media websites, combined with periods of economic uncertainty have resulted in significant declines in print advertising. We anticipate the print advertising market to remain challenging and expect current trends to continue throughout the remainder of fiscal 2016. During the three and nine months ended May 31, 2016, we experienced print advertising revenue increases of $3.2 million and $88.3 million, respectively, as compared to the same periods in the prior year, due to the Sun Acquisition. Excluding the impact of the Sun Acquisition, print advertising revenue would have decreased $14.7 million and $45.0 million, or 19.4% and 18.4%, respectively, for the three and nine months ended May 31, 2016 as compared to the same periods in the prior year. These decreases in print advertising revenue in the three and nine months ended May 31, 2016 relates to weakness across all our major advertising categories including local, national and insert advertising.

Print circulation revenue was $64.9 million and $196.5 million for the three and nine months ended May 31, 2016, representing 29.7% and 29.0% of total revenue for such periods, respectively. Circulation revenues increased $5.8 million and $44.5 million in the three and nine months ended May 31, 2016, as compared to the same periods in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, print circulation revenue would have decreased $3.1 million and $9.9 million, or 6.8% and 7.1%, respectively, for the three and nine months ended May 31, 2016 as compared to the same periods in the prior year. This decrease is the result of declines in circulation volumes that have been experienced over the last few years and this trend continued in the three and nine months ended May 31, 2016. We expect these print circulation revenue trends to continue throughout the remainder of fiscal 2016.

Digital revenue was $28.0 million and $83.7 million for the three and nine months ended May 31, 2016, respectively, representing 12.8% and 12.3%, respectively, of total revenue for both periods. Digital revenues increased $2.2 million and $13.0 million in the three and nine months ended May 31, 2016, respectively, as compared to the same periods in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, digital revenues decreased $0.5 million and $3.1 million, respectively, in the three and nine months ended May 31, 2016, as compared to the same periods in the prior year, as a result of decreases in local and national digital advertising revenue and digital classified revenue, partially offset by increases in other digital revenue. We continue to believe digital revenue represents a future growth opportunity for Postmedia and as a result we are focused on various new products and initiatives in this area.

Our principal expenses consist of compensation, newsprint, distribution and production. These represented 46.2%, 6.4%, 20.4% and 9.1%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the three months ended May 31, 2016 and 45.8%, 6.3%, 20.3% and 8.7%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the nine months ended May 31, 2016. We experienced increases in compensation, newsprint, distribution and production expenses of $11.1 million, $2.5 million, $6.9 million and $0.7 million, respectively, in the three months ended May 31, 2016 as compared to the same period in the prior year. We experienced increases in compensation, newsprint, distribution and production expenses of $75.3 million, $14.4 million, $42.3 million and $12.7 million, respectively, in the nine months ended May 31, 2016 as compared to the same period in the prior year. The increases in compensation, newsprint, distribution and production expenses for the three and nine months ended May 31, 2016 are primarily as a result of the Sun Acquisition. In addition, compensation expense is higher in the three and nine months ended May 31, 2016 when compared to the same period in the prior year as a result of the recovery of $3.5 million and $17.3 million, respectively, related to the Ontario Interactive Digital Media Tax Credit in the three and nine months ended May 31, 2015 as described earlier in “Recent Developments”.

As of August 31, 2015, we completed our three year business transformation program announced in July 2012 targeting total operating cost reductions of 15% to 20%. In total, we implemented net annualized cost savings of approximately $136 million, or 20% of operating costs under the program. The net annualized cost savings primarily related to decreases in compensation expenses partially offset by increases in production expenses as a result of outsourced newspaper production. As a result of the Sun Acquisition and the continuing trends in advertising revenue, we will continue to pursue additional cost reduction initiatives in the future and as described earlier in “Recent Developments”, we are implementing a Transformation Program that is targeting a total of $80 million in net annualized cost savings to be completed by the end of fiscal 2017. These cost reductions are expected to come from a combination of acquisition synergies and further reorganization of our operations. During the three months ended May 31, 2016, we implemented initiatives which are expected to result in an additional $9 million of net annualized cost savings under the Transformation Program. In total, we implemented net annualized cost savings of approximately $64 million since the Transformation Program was announced in July 2015.

Our operating results are affected by variations in the cost and availability of newsprint. Newsprint is the principal raw material used in the production of our newspapers and other print publications. It is a commodity that is generally subject to price volatility. We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense. Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $4.2 million on an annualized basis. We experienced a slight increase in newsprint prices in the early part of calendar 2016, and expect another increase in the final quarter of fiscal 2016.

Our distribution is primarily outsourced to third party suppliers. The key drivers of our distribution expenses are fuel costs and circulation and insert volumes. Our distribution expenses have increased during the three and nine months ended May 31, 2016 as compared to the same period in the prior year primarily related to the Sun Acquisition, partially offset by cost savings as result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Our production costs include the costs related to outsourced production of our newspapers as well as ink and other production supplies. Our production expenses have increased during the three and nine months ended May 31, 2016 as a result of the Sun Acquisition. In addition, production expenses have increased during the nine months ended May 31, 2016 due to outsourced newspaper production of the Vancouver newspapers, which includes The Vancouver Sun and The Province, in February 2015.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements. The critical accounting estimates used in our interim condensed consolidated financial statements for the three and nine months ended May 31, 2016 and 2015 are not materially different from those disclosed in our annual management’s discussion and analysis and annual audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, except for the estimates relating to the calculation of impairment, which includes the determination of fair value less costs of disposal for our cash-generating units as described in note 7 in the interim condensed consolidated financial statements for the three and nine months ended May 31, 2016 and 2015.

Operating Results

Postmedia’s operating results for the three months ended May 31, 2016 as compared to the three months ended May 31, 2015

	2016	2015
Revenues
Print advertising	115,391	112,177
Print circulation	64,860	59,043
Digital	28,041	25,833
Other	10,026	8,039
Total revenues	218,318	205,092
Expenses
Compensation	91,673	80,527
Newsprint	12,760	10,300
Distribution	40,552	33,661
Production	17,968	17,275
Other operating	35,578	32,690
Operating income before depreciation, amortization, impairment and restructuring	19,787	30,639
Depreciation	5,280	4,628
Amortization	5,431	10,236
Impairments	20,000	151,200
Restructuring and other items	7,373	14,357
Operating loss	(18,297)	(149,782)
Interest expense	18,231	17,147
Net financing expense relating to employee benefit plans	1,449	1,391
Gain on disposal of property and equipment	(147)	(6)
(Gain) loss on derivative financial instruments	(2,677)	596
Foreign currency exchange gains	(11,471)	(2,070)
Loss before income taxes	(23,682)	(166,840)
Recovery of income taxes	-	(26,000)
Net loss attributable to equity holders of the Company	(23,682)	(140,840)

Revenue

Print advertising

Print advertising revenue increased $3.2 million, or 2.9%, to $115.4 million for the three months ended May 31, 2016 as compared to the same period in prior year. Excluding the impact of the Sun Acquisition, print advertising revenue decreased $14.7 million, or 19.4%, and declines were experienced across all of our major categories including decreases from local advertising of 20.4%, national advertising of 26.4%, and insert advertising of 4.3%. The decreases were due to declines in both volume and rate with the total print advertising linage and average line rate decreasing 18.2% and 6.0%, respectively, during the three months ended May 31, 2016, as compared to the same period in the prior year.

Print circulation

Print circulation revenue increased $5.8 million, or 9.9%, to $64.9 million for the three months ended May 31, 2016 as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print circulation revenue decreased $3.1 million, or 6.8%, as a result of paid circulation volume decreasing 6.3%.

Digital

Digital revenue increased $2.2 million, or 8.5%, to $28.0 million for the three months ended May 31, 2016, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, digital revenue decreased $0.5 million, or 2.2%, as a result of decreases in local and national digital advertising revenue of $3.6 million and $1.3 million, respectively, and digital classified revenue of $0.5 million, partially offset by an increase in other digital revenue of $4.5 million and Infomart revenue of $0.3 million.

Other

Other revenue increased by $2.0 million, or 24.7%, to $10.3 million for the three months ended May 31, 2016, as compared to the same period in the prior year, as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, other revenue decreased $0.8 million, or 17.5%, for the three months ended May 31, 2016, as compared to the same period in the prior year.

Expenses

Compensation

Compensation expenses increased $11.1 million, or 13.8%, to $91.7 million for the three months ended May 31, 2016, as compared to the same period in the prior year. The increase in compensation expenses is primarily related to the Sun Acquisition and the recovery of $3.5 million relating to the Ontario Interactive Digital Media Tax Credit in the three months ended May 31, 2015 as described earlier in “Events Impacting the Historical Interim Condensed Consolidated Financial Statements”, partially offset by declines in salary and benefits expense due to the cost reduction initiatives and a decrease in other long-term incentive plan expense of $1.2 million.

Newsprint

Newsprint expenses increased $2.5 million, or 23.9%, to $12.8 million for the three months ended May 31, 2016 as compared to the same period in the prior year primarily as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, newsprint expenses decreased $0.8 million, or 12.9%, primarily as a result of consumption decreases of 17.1% due to lower newspaper circulation volumes as well as continued usage reduction efforts, partially offset by an increase in newsprint cost per tonne of 5.1%. Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses increased $6.9 million, or 20.5%, to $40.6 million for the three months ended May 31, 2016, as compared to the same period in the prior year. The increase in distribution expenses is primarily related to the Sun Acquisition partially offset by cost savings as a result of the reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $0.7 million, or 4.0%, to $18.0 million for the three months ended May 31, 2016, as compared to the same period in the prior year. The increase in production expenses is primarily related to the Sun Acquisition partially offset by the reduction in newspaper circulation volumes and ongoing cost reduction initiatives.

Other operating

Other operating expenses increased $2.9 million, or 8.8%, to $35.6 million for the three months ended May 31, 2016, as compared to the same period in the prior year. The increase in other operating expenses is primarily related to the Sun Acquisition partially offset by the ongoing cost reduction initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $10.9 million, to $19.8 million for the three months ended May 31, 2016, as compared to the same period in the prior year. The decrease in operating income before depreciation, amortization, impairment and restructuring was as a result of increases in compensation, newsprint, distribution, production and other operating expenses, partially offset by increases in revenue, all as discussed above.

Depreciation

Depreciation expense increased $0.7 million to $5.3 million for the three months ended May 31, 2016 as compared to the same period in the prior year. The increase relates primarily to additional depreciation expense related to the property and equipment acquired as part of the Sun Acquisition.

Amortization

Amortization expense decreased $4.8 million to $5.4 million for the three months ended May 31, 2016 as compared to the same period in the prior year. The decrease relates primarily to finite life intangible assets that were fully amortized in the year ended August 31, 2015, partially offset by the additional amortization expense related to the finite life intangible assets acquired as part of the Sun Acquisition.

Impairments

During the three months ended May 31, 2016 and 2015 we completed our annual impairment testing of goodwill and indefinite life intangible assets. As a result of the testing during the three months ended May 31, 2016, we recorded an impairment charge of $20.0 million related to intangible assets. During the three months ended May 31, 2015, we recorded an impairment charge of $150.7 million which consisted of $80.0 million related to goodwill and $70.7 million related to intangible assets. The impairments were as a result of the uncertainty of the print advertising market and the rapidly evolving digital advertising market. In addition, due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required. As at May 31, 2015, the estimated fair value less costs of disposal of the Edmonton production facility was reduced to $8.2 million based on the expected net proceeds. As a result, during the three months ended May 31, 2015, we recorded an impairment of $0.5 million.

Restructuring and other items

Restructuring and other items expense decreased $7.0 million to $7.4 million for the three months ended May 31, 2016 as compared to the same period in the prior year. Restructuring and other items expense for the three months ended May 31, 2016 consists of severance costs of $7.4 million, which include both involuntary and voluntary buyouts. Restructuring and other items expense for the three months ended May 31, 2015 consisted of $5.8 million of severance costs, which included both involuntary terminations and voluntary buyouts, and acquisition costs and integration costs related to the Sun Acquisition of $7.6 million and $0.9 million, respectively.

Operating loss

Operating loss in the three months ended May 31, 2016 was $18.3 million as compared to $150.0 during the same period in the prior year. The decrease in operating loss is the result of decreases in impairments recorded, restructuring and other items expense and amortization expense, partially offset by a decrease in operating income before depreciation, amortization, impairment and restructuring and an increase in depreciation expense, all as discussed above.

Interest expense

Interest expense increased $1.1 million, or 6.3%, to $18.2 million for the three months ended May 31, 2016, as compared to the same period in the prior year. Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest of $1.1 million. The increase in cash interest is as a result of an increase of $0.5 million related to the 12.5% Senior Secured Notes due 2018 (“Second-Lien Notes”) due to an increase in the US dollar currency translation, as well as interest income earned in the three months ended May 31, 2015 related to interest from certain deposits associated with the Sun Acquisition of $0.7 million and the Ontario Interactive Digital Media Tax Credit of $0.5 million as described earlier in “Events Impacting the Historical Interim Condensed Consolidated Financial Statements”. These increases were partially offset by a decrease of $0.5 million related to the First-Lien Notes as a result of contractual principal payments and a decrease of $0.1 million related to the ABL Facility.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased $0.1 million, or 4.2%, to $1.4 million for the three months ended May 31, 2016, as compared to the same period in the prior year.

Gain on disposal of property and equipment

During the three months ended May 31, 2016, we disposed of property and equipment and realized a gain of $0.1 million. During the three months ended May 31, 2015, we disposed of property and equipment and realized a nominal gain.

(Gain) loss on derivative financial instruments

Gain on derivative financial instruments for the three months ended May 31, 2016 was $2.7 million as compared to a loss of $0.6 million during the same period in the prior year. The gain in the three months ended May 31, 2016 includes a gain of $3.7 million related to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes and a loss of $1.0 million related to the warrants acquired, as discussed previously in “Recent Developments”. The loss in the three months ended May 31, 2015 relates to the change in fair value of our variable prepayment option embedded derivatives.

Foreign currency exchange gains

Foreign currency exchange gains for the three months ended May 31, 2016 were $11.5 million as compared to $2.1 million during the same period in the prior year.Foreign currency exchange gains consist primarily of unrealized gains related to changes in the carrying value of the Second-Lien Notes.

Loss before income taxes

Loss before income taxes was $23.7 million for the three months ended May 31, 2016, as compared to $166.8 million for the same period in the prior year. The decrease in loss before income taxes is primarily the result of a decrease in operating loss and an increase in foreign currency exchange gains, both as discussed above.

Recovery of income taxes

We have not recorded a current or deferred tax expense or recovery for the three months ended May 31, 2016. Recovery of income taxes for the three months ended May 31, 2015 was $26.0 million as a result of the recognition of a portion of our existing tax loss carryforwards which offset the scheduled reversal of taxable temporary differences acquired in the Sun Acquisition. We have not recognized any of our remaining cumulative tax loss carryforwards.

Net loss attributable to equity holders of the Company

Net loss for the three months ended May 31, 2016 was $23.7 million as compared to $140.8 million for the same period in the prior year, as a result of the factors described above in loss before income taxes and recovery of income taxes.

Operating Results

Postmedia’s operating results for the nine months ended May 31, 2016 as compared to the nine months ended May 31, 2015

	2016	2015
Revenues
Print advertising	369,073	280,815
Print circulation	196,528	151,989
Digital	83,661	70,636
Other	29,220	16,611
Total revenues	678,482	520,051
Expenses
Compensation	276,479	201,186
Newsprint	37,826	23,476
Distribution	122,811	80,561
Production	52,541	39,845
Other operating	113,845	85,879
Operating income before depreciation, amortization, impairment and restructuring	74,980	89,104
Depreciation	16,419	26,175
Amortization	16,596	29,299
Impairments	207,000	153,043
Restructuring and other items	30,257	23,273
Operating loss	(195,292)	(142,686)
Interest expense	56,004	50,336
Net financing expense relating to employee benefit plans	4,348	4,172
(Gain) loss on disposal of property and equipment and asset held-for-sale	241	(746)
Gain on derivative financial instruments	(1,438)	(3,512)
Foreign currency exchange (gains) losses	(1,405)	42,377
Loss before income taxes	(253,042)	(235,313)
Recovery of income taxes	-	(26,000)
Net loss attributable to equity holders of the Company	(253,042)	(209,313)

Revenue

Print advertising

Print advertising revenue increased $88.3 million to $369.1 million for the nine months ended May 31, 2016 as compared to the same period in prior year. Excluding the impact of the Sun Acquisition, print advertising revenue decreased $45.0 million, or 18.4%, and declines were experienced across all of our major categories including decreases from local advertising of 17.7%, national advertising of 25.0%, and insert advertising of 6.5%. The decreases were due to declines in both volume and rate with the total print advertising linage and average line rate decreasing 15.0% and 7.2%, respectively, during the nine months ended May 31, 2016, as compared to the same period in the prior year.

Print circulation

Print circulation revenue increased $44.5 million to $196.5 million for the nine months ended May 31, 2016 as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print circulation revenue decreased $9.9 million, or 7.1%, as a result of paid circulation volume decreasing 6.4%.

Digital

Digital revenue increased $13.0 million, or 12.4%, to $83.7 million for the nine months ended May 31, 2016, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, digital revenue decreased $3.1 million as a result of decreases in local and national digital advertising revenue of $7.5 million and $3.9 million, respectively, and digital classified revenue of $1.6 million, partially offset by an increase in other digital revenue of $9.7 million.

Other

Other revenue increased $12.6 million to $29.2 million for the nine months ended May 31, 2016, as compared to the same period in the prior year, as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, other revenue decreased $2.7 million for the nine months ended May 31, 2016, as compared to the same period in the prior year.

Expenses

Compensation

Compensation expenses increased $75.3 million to $276.5 million for the nine months ended May 31, 2016, as compared to the same period in the prior year. The increase in compensation expenses is primarily related to the Sun Acquisition and the recovery of $17.3 million relating to the Ontario Interactive Digital Media Tax Credit in the nine months ended May 31, 2015 as described earlier in “Events Impacting the Historical Interim Condensed Consolidated Financial Statements”, partially offset by declines in salary and benefits expense due to the cost reduction initiatives and decreases in share-based compensation of $0.5 million and other long-term incentive plan expense of $1.7 million.

Newsprint

Newsprint expenses increased $14.4 million, or 17.9%, to $37.8 million for the nine months ended May 31, 2016 as compared to the same period in the prior year primarily as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, newsprint expenses decreased $3.4 million, or 17.9%, as a result of consumption decreases of 16.7% due to lower newspaper circulation volumes as well as continued usage reduction efforts, combined with a decrease in newsprint cost per tonne of 1.4%. Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses increased $42.3 million to $122.8 million for the nine months ended May 31, 2016, as compared to the same period in the prior year. The increase in distribution expenses is primarily related to the Sun Acquisition partially offset by cost savings as a result of the reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $12.7 million to $52.5 million for the nine months ended May 31, 2016, as compared to the same period in the prior year. The increase in production expenses is primarily related to the Sun Acquisition and the outsourcing of the Vancouver newspapers in February 2015 partially offset by the reduction in newspaper circulation volumes and ongoing cost reduction initiatives.

Other operating

Other operating expenses increased $28.0 million to $113.8 million for the nine months ended May 31, 2016, as compared to the same period in the prior year. The increase in other operating expenses is primarily related to the Sun Acquisition partially offset by the ongoing cost reduction initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $14.1 million, or 15.9%, to $75.0 million for the nine months ended May 31, 2016, as compared to the same period in the prior year. The decrease in operating income before depreciation, amortization, impairment and restructuring was as a result of increases in compensation, newsprint, distribution, production and other operating expenses, partially offset by increases in revenue, all as discussed above.

Depreciation

Depreciation expense decreased $9.8 million to $16.4 million for the nine months ended May 31, 2016 as compared to the same period in the prior year. The decrease relates primarily to reduced depreciation of the production assets of the Vancouver newspapers as a result of the outsourced production of these newspapers in February 2015, partially offset by additional depreciation expense related to the property and equipment acquired as part of the Sun Acquisition.

Amortization

Amortization expense decreased $12.7 million to $16.6 million for the nine months ended May 31, 2016 as compared to the same period in the prior year. The decrease relates primarily to finite life intangible assets that were fully amortized in the year ended August 31, 2015, partially offset by the additional amortization expense related to the finite life intangible assets acquired as part of the Sun Acquisition.

Impairments

During the nine months ended May 31, 2016 and 2015 we completed our annual impairment testing of goodwill and indefinite life intangible assets. In addition, during the six months ended February 29, 2016 we performed an interim impairment test due to indicators of potential impairment and concluded our assets were impaired. As a result of the impairment tests during the nine months ended May 31, 2016, we recorded an impairment charge of $207.0 million which consisted of $67.6 million related to goodwill and $139.4 million related to intangible assets. During the nine months ended May 31, 2015, we recorded an impairment charge of $150.7 million which consisted of $80.0 million related to goodwill and $70.7 million related to intangible assets. The impairments were as a result of the uncertainty of the print advertising market and the rapidly evolving digital advertising market. In addition, due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required. As at May 31, 2015, the estimated fair value less costs of disposal of the Edmonton production facility was reduced to $8.2 million based on the expected net proceeds. As a result, during the three months ended May 31, 2015, we recorded an impairment of $0.5 million.

Restructuring and other items

Restructuring and other items expense increased $7.0 million to $30.3 million for the nine months ended May 31, 2016 as compared to the same period in the prior year. Restructuring and other items expense for the nine months ended May 31, 2016 consists of severance costs of $26.9 million, which include both involuntary and voluntary buyouts, and $3.3 million for onerous leases related to unoccupied property. Restructuring and other items expense for the nine months ended May 31, 2015 consisted of $10.7 million of severance costs, which included both involuntary terminations and voluntary buyouts, and acquisition costs and integration costs related to the Sun Acquisition of $10.3 million and $2.3 million, respectively.

Operating loss

Operating loss increased $52.6 million to $195.3 million for the nine months ended May 31, 2016 as compared to the same period in the prior year. The increase in operating loss is the result of an increase in impairments recorded, a decrease in operating income before depreciation, amortization, impairment and restructuring and an increase in restructuring and other items expense, partially offset by decreases in depreciation expense and amortization expense all as discussed above.

Interest expense

Interest expense increased $5.7 million, or 11.3%, to $56.0 million for the nine months ended May 31, 2016, as compared to the same period in the prior year. Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest of $5.3 million and non-cash interest expense of $0.4 million. The increase in cash interest is as a result of an increase of $3.8 million related to the Second-Lien Notes due to an increase in the US dollar currency translation, a net increase of $0.3 million on the First-Lien Notes as a result of a net increase in the amount of First-Lien Notes outstanding primarily due to the issuance of additional First-Lien Notes described earlier in “Events Impacting the Historical Interim Condensed Consolidated Financial Statements”, as well as interest income earned in the nine months ended May 31, 2015 related to interest from certain deposits associated with the Sun Acquisition of $0.7 million and the Ontario Interactive Digital Media Tax Credit of $0.5 million as described earlier in “Events Impacting the Historical Interim Condensed Consolidated Financial Statements”.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased $0.2 million, or 4.2%, to $4.3 million for the nine months ended May 31, 2016, as compared to the same period in the prior year.

(Gain) loss on disposal of property and equipment and asset held-for-sale

During the nine months ended May 31, 2016, we disposed of property and equipment and realized a loss of $0.2 million. During the nine months ended May 31, 2015, we disposed of property and equipment and an asset held-for-sale and realized a gain of $0.7 million.

Gain on derivative financial instruments

Gain on derivative financial instruments for the nine months ended May 31, 2016 was $1.4 million as compared to $3.5 million during the same period in the prior year. The gain in the nine months ended May 31, 2016 includes a gain of $2.3 million related to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes and a loss of $0.9 million related to the warrants acquired, as discussed previously in “Recent Developments”. The gain in the nine months ended May 31, 2015 relates to the change in fair value of our variable prepayment option embedded derivatives.

Foreign currency exchange (gains) losses

Foreign currency exchange gains for the nine months ended May 31, 2016 were $1.4 million as compared to a loss of $42.4 million during the same period in the prior year. Foreign currency exchange losses consist primarily of unrealized losses related to changes in the carrying value of the Second-Lien Notes.

Loss before income taxes

Loss before income taxes was $253.0 million for the nine months ended May 31, 2016, as compared to $235.3 million for the same period in the prior year. The increase in loss before income taxes is the result of increases in operating loss and interest expense, losses on disposal of property and equipment, and a decrease in gain on derivative financial instruments, partially offset by foreign currency exchange gains, all as discussed above.

Recovery of income taxes

We have not recorded a current or deferred tax expense or recovery for the nine months ended May 31, 2016. Recovery of income taxes for the nine months ended May 31, 2015 was $26.0 million as a result of the recognition of a portion of our existing tax loss carryforwards which offset the scheduled reversal of taxable temporary differences acquired in the Sun Acquisition. We have not recognized any of our remaining cumulative tax loss carryforwards.

Net loss attributable to equity holders of the Company

Net loss for the nine months ended May 31, 2016 was $253.0 million as compared to $209.3 million for the same period in the prior year, as a result of the factors described above in loss before income taxes and recovery of income taxes.

Consolidated quarterly financial information

($ in thousands of Canadian dollars,	Fiscal 2016			Fiscal 2015				Fiscal 2014
except per share information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	218,318	209,084	251,080	230,232	205,092	145,445	169,514	146,804

Net loss attributible to equity holders of the Company	(23,682)	(225,129)	(4,231)	(54,092)	(140,840)	(58,218)	(10,255)	(49,761)
Net loss per share attributible to equity holders of the Company
Basic	$(0.08)	$(0.80)	$(0.02)	$(0.19)	$(0.84)	$(1.45)	$(0.26)	$(1.24)
Diluted	$(0.08)	$(0.80)	$(0.02)	$(0.19)	$(0.84)	$(1.45)	$(0.26)	$(1.24)

Cash flows from (used in) operating activities	6,421	(5,591)	(2,712)	(4,394)	28,377	(641)	2,640	(16,584)

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations as well as the Recapitalization Transaction described earlier in “Recent Developments”, we believe that our cash on hand and cash flows from operations will enable us to meet our working capital, debt servicing, capital expenditure and other funding requirements. However, our ability to fund our working capital needs, debt servicing and other funding requirements depends on our future operating performance and cash flows. There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations as described earlier in “Key Factors Affecting Operating Results”. Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from digital media and other forms of media as well as competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites. More recently, we have experienced continued declines in revenues due to ongoing economic and structural factors resulting in an increasingly challenging operating environment. We have significant debt obligations which currently include the First-Lien Notes ($302.8 million) that mature in August 2017 and Second-Lien Notes (US$268.8 million) that mature in July 2018. Pursuant to the Recapitalization Transaction described earlier in “Recent Developments” the contractual obligation related to our long-term debt will be significantly reduced with extended maturities. These industry challenges have had an impact on liquidity risk which is the risk that we will not be able to meet our financial obligations as they come due or the risk that those financial obligations have to be met at excessive cost. We manage this risk by monitoring cash flow forecasts, the implementation of a number of cost reduction initiatives as described earlier in “Recent Developments”, deferring or eliminating discretionary spending and monitoring and maintaining compliance with terms of the note indentures.

As at May 31, 2016, we have restricted cash of $12.3 (August 31, 2015 - $25.4 million). As at August 31, 2015, net proceeds of $17.2 million and $8.2 million related to the sales of the Vancouver newspapers and the Edmonton Journal production facilities, respectively, were recorded as restricted cash on the consolidated statement of financial position. Pursuant to the First-Lien Notes indenture, any net proceeds from an asset disposition in excess of $10.0 million shall be deemed as Mandatory Offer Collateral Proceeds and would be used to make an offer to redeem an equal amount of First-Lien Notes, while any net proceeds from an asset disposition of more than $5.0 million but less than $10.0 million are available to be reinvested in the business. During the nine months ended May 31, 2016, $6.7 million of restricted cash related to the Vancouver newspapers production facility was used to redeem $6.5 million aggregate principal amount of First-Lien Notes and pay accrued interest of $0.2 million. The remaining restricted cash of $10.5 million is being held in trust by the Second-Lien Notes noteholders and is available to be reinvested in the business by July 30, 2016, and if not, would constitute Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture. If the Excess Collateral Proceeds exceed $25.0 million we will be required to make an offer to redeem an equal amount of Second-Lien Notes. During the three and nine months ended May 31, 2016, restricted cash of $4.0 million and $6.4 million related to the Edmonton Journal production facility was reinvested in the business through the purchase of property and equipment and intangible assets, respectively. The remaining restricted cash of $1.8 million was being held in trust by the First-Lien noteholders and subsequent to May 31, 2016 was received and reinvested in the business.  In addition, any restricted cash will be made available to us upon completion of the Recapitalization Transaction announced subsequent to May 31, 2016 and described earlier in “Recent Developments”.

Cash flows from (used in) operating activities

Our principal sources of liquidity are cash flows from operating activities. For the three and nine months ended May 31, 2016, our cash flows from operating activities were inflows of $6.4 million and outflows of $1.9 million, respectively (2015 – inflows of $28.4 million and $30.4 million, respectively). Cash flows from operating activities decreased $22.0 million for the three months ended May 31, 2016, as compared to the same period in the prior year due to a decrease in operating income before depreciation, amortization, impairment and restructuring, an increase in restructuring and unoccupied lease payments of $4.7 million and a decrease in the net change in non-cash working capital as compared to the same period in the prior year which included the receipt of the Ontario Interactive Digital Media Tax Credit as described earlier in “Events Impacting the Historical Interim Condensed Consolidated Financial Statements”. Cash flows from operating activities were outflows of $1.9 million for the nine months ended May 31, 2016, as compared to inflows of $30.4 million in the same period in the prior year due to a decrease in operating income before depreciation, amortization, impairment and restructuring, an increase in restructuring and unoccupied lease payments of $15.8 million, an increase in interest payments of $8.4 million and a decrease in the net change in non-cash working capital as compared to the same period in the prior year which included the receipt of the Ontario Interactive Digital Media Tax Credit as described earlier in “Events Impacting the Historical Interim Condensed Consolidated Financial Statements”.

As at May 31, 2016 we had cash of $20.6 million (August 31, 2015 –$43.8 million).

Cash flows used in investing activities

For the three and nine months ended May 31, 2016, our cash flows from investing activities were outflows of $6.4 million and $8.4 million, respectively (2015 –$304.3 million and $293.7 million, respectively). The net cash outflows from investing activities during the three months ended May 31, 2016 include outflows on capital expenditures related to property and equipment of $4.5 million and intangible assets of $2.6 million, partially offset by net proceeds received from the sale of property and equipment of $0.6 million and an income tax refund received in excess of the estimate related to the identifiable assets acquired in the Sun Acquisition of $0.1 million. The net cash outflows from investing activities during the three months ended May 31, 2015 include outflows related to the Sun Acquisition of $303.5 million and outflows on capital expenditures related to property and equipment of $0.5 million and intangible assets of $0.3 million. The net cash outflows from investing activities during the nine months ended May 31, 2016 include outflows on capital expenditures related to property and equipment of $6.4 million and intangible assets of $4.0 million, as well as outflows related to a purchase of warrants of $1.2 million as described earlier in “Recent Developments”, partially offset by net proceeds received from the sale of property and equipment of $1.9 million, the receipt of the working capital receivable of $1.2 million related to the Sun Acquisition as described earlier in “Recent Developments” and an income tax refund received in excess of the estimate related to the identifiable assets acquired in the Sun Acquisition of $0.1 million. The net cash outflows from investing activities during the nine months ended May 31, 2015 include outflows related to the Sun Acquisition of $303.5 million, outflows on capital expenditures related to property and equipment of $2.9 million and intangible assets of $0.6 million, partially offset by the net proceeds received on the sale of the Montreal Gazette production facility of $12.4 million and the net proceeds from the sale of property and equipment of $0.8 million.

Cash flows from (used in) financing activities

For the three and nine months ended May 31, 2016, our cash flows from financing activities were outflows of $5.7 million and $12.9 million, respectively (2015 – inflows of $307.0 million and $283.1 million, respectively). The net cash outflows from financing activities during the three months ended May 31, 2016 relates to cash outflows related to our indebtedness as discussed below, partially offset by a release of restricted cash of $4.0 million as discussed above. The net cash inflows from financing activities during the three months ended May 31, 2015 included proceeds from the issuance of First-Lien Notes of $140.0 million, proceeds from the issuance of shares of $173.5 million and inflows from restricted cash of $12.4 million, which was used to finance the Sun Acquisition, partially offset by related outflows of $6.2 million of share issuance costs and $3.0 million of debt issuance costs. The net cash outflows from financing activities during the nine months ended May 31, 2016 include outflows related to our indebtedness as discussed below, partially offset by a release of restricted cash of $13.1 million as discussed above. The net cash inflows from financing activities during the nine months ended May 31, 2015 include proceeds from the issuance of First-Lien Notes of $140.0 million, proceeds from the issuance of shares of $173.5 million, partially offset by related outflows of $9.1 million of share issuance costs, $5.2 million of debt issuance costs and cash outflows related to our indebtedness as discussed below.

Indebtedness

As of May 31, 2016, we have $302.8 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding (August 31, 2015 - $328.8 million and US$268.6 million, respectively). During the three and nine months ended May 31, 2016, we made contractual redemptions of $9.7 million and $26.0 million, respectively (2015 - $9.7 million and $16.0 million, respectively), of aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

The following tables set out the principal and carrying amount of our long-term debt outstanding As at May 31, 2016 and August 31, 2015. The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on the closing foreign exchange rate on May 31, 2016 of US$1:$1.3110 (August 31, 2015 – US$1:$1.3157).  Subseqeuent to May 31, 2016, we announced a proposed Recapitalization Transaction described earlier in “Recent Developments”.

	As at May 31, 2016			As at August 31, 2015
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$)	302,784	(2,836)	299,948	328,780	(4,604)	324,176
Second-Lien Notes (US$268.6M)	352,180	(4,123)	348,057	353,443	(5,287)	348,156
	654,964	(6,959)	648,005	682,223	(9,891)	672,332

Financial Position As at May 31, 2016 and August 31, 2015

($ in thousands of Canadian dollars)	As at May 31, 2016	As at August 31, 2015
Current assets	148,847	191,627
Total assets	602,719	874,097
Current liabilities	166,035	169,035
Total liabilities	992,800	963,387
Deficiency	(390,081)	(89,290)

The decrease in our current assets at May 31, 2016 as compared to August 31, 2015 is primarily due to a decrease in cash and restricted cash. Total assets as at May 31, 2016 decreased as compared to August 31, 2015 as a result of a decrease in goodwill and intangible assets due to impairments recorded during the nine months ended May 31, 2016, a decrease in the carrying value of property and equipment and intangible assets as a result of depreciation and amortization during the nine months ended May 31, 2016, and a decrease in current assets as previously described. Current liabilities have decreased due to a decrease in the current portion of long-term debt, partially offset by an increase in provisions as a result of the Transformation Program and an increase in accounts payable and accrued liabilities. The increase in total liabilities is due to increases in our employee benefit plan liabilities as a result of actuarial losses in the nine months ended May 31, 2016, partially offset by a decrease in the carrying value of long-term debt, as well as a decrease in current liabilities as previously described.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies and related risks are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, except as discussed below.

Foreign currency risk

As at May 31, 2016, approximately 54% of the outstanding principal on our long-term debt is payable in US dollars (August 31, 2015 – 52%). As at May 31, 2016 and August 31, 2015, we have US$268.6 million Second-Lien Notes outstanding.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Future Accounting Standards

We have not early adopted the following new standards and the impacts on the audited consolidated financial statements have not yet been determined:

(i) IFRS 9 – Financial Instruments

The standard was issued in July 2014 and addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 – Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. The new standard also addresses financial liabilities and they largely carry forward existing requirements in IAS 39, except that fair value changes to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. This standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

(ii) IFRS 15 – Revenue from Contracts with Customers

The standard was issued in May 2014 and is a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. The standard replaces IAS 11 - Construction Contracts and IAS 18 - Revenue, as well as various IFRIC and SIC interpretations regarding revenue. The standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

(iii) IFRS 16 – Leases

The standard was issued in January 2016 and replaces IAS 17 – Leases. The new standard provides a single lessee accounting model which eliminates the distinction between operating and finance leases. In particular, lessees will be required to report most leases on the statement of financial position by recognizing right-of-use assets and related financial liabilities. Lessor accounting remains largely unchanged. The standard is required to be applied for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

Risk Factors

The risks relating to our business are described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013, which section is incorporated by reference herein.

Internal Controls

Disclosure controls and procedures within Postmedia have been designed to provide reasonable assurance that all relevant information is identified to its management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the CEO and CFO, to provide reasonable assurance regarding the reliability of Postmedia’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management previously limited the scope of the design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures related to the Sun Acquisition. The scope limitation was in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. For the three months ended May 31, 2016, the internal controls over financial reporting and disclosure controls and procedures are in scope related to the Sun Acquisition. The CEO and CFO have evaluated whether there were changes to Postmedia's internal control over financial reporting during the three months ended May 31, 2016, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. There were no changes expected to have a material affect on internal control over financial reporting identified during their evaluation.

Share Capital

As at July 4, 2016 we had the following number of shares and options outstanding:

Class C voting shares	2,342,355
Class NC variable voting shares	278,839,490
Total shares outstanding	281,181,845

Total options and restricted share units outstanding (1)	2,549,000

(1) The total options and restricted share units outstanding are convertible into 1,510,000 Class C voting shares and 1,039,000 Class NC variable voting shares. The total options and restricted share units outstanding include 2,048,000 options that are vested and 501,000 options that are unvested.